FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2006

HOLMES FINANCING (No 8) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . .

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
	Current Period
	Number	£000's
Brought Forward	397,377	29,959,809
Replenishment	14,625	1,311,587
Repurchased	(5,399)	(511,053)
Redemptions	(11,289)	(956,286)
Losses	(28)	(113)
Capitalised Interest	0	3,630	( * see below )
Other Movements	0	0
Carried Forward	395,286	29,807,574

* Capitalised interest refers to interest due met from amounts standing to the credit of overpayment facilities on flexible loans

	Cumulative
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	1,123,979	88,003,564
Repurchased	(349,818)	(26,130,086)
Redemptions	(493,231)	(38,596,337)
Losses	(835)	(1,627)
Capitalised Interest	0	132,846	( * see above )
Other Movements	0	0
Carried Forward	395,286	29,807,574

	Trust Payment Rate (CPR)	Annualised Trust Payment Rate (CPR)
1 Month	4.90%	45.26%	( including
3 Month	14.88%	47.50%	redemptions and
12 Month	46.19%	46.19%	repurchases )

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Asset Profiles
Weighted Average Seasoning	36.86	months
Weighted Average Loan size	£75,407.61
Weighted Average LTV	67.11%	*** (see below)
Weighted Average Indexed LTV	50.24%	using Halifax House Price Index
Weighted Average Indexed LTV	49.40%	using Nationwide House Price Index
Weighted Average Remaining Term	17.92	Years

Product Type Analysis	£000's	%
Variable Rate	9,961,691	33.42%
Fixed Rate	5,818,438	19.52%
Tracker Rate	14,027,444	47.06%
	29,807,574	100.00%

As at 09 January 2006 approximately 11.48% of the loans were flexible loans

Repayment Method Analysis	£000's	%
Endowment	5,129,883	17.21%
Interest Only	5,568,055	18.68%
Repayment	19,109,636	64.11%
	29,807,574	100.00%

As at 09 January 2006 approximately 15.52% of the loans were written under Abbey's policy of non-income verification

Loan Purpose Analysis	£000's	%
Purchase	21,270,685	71.36%
Remortgage	8,536,889	28.64%
	29,807,574	100.00%

Mortgage Standard Variable Rate
Effective Date	Rate
01 September 2005	6.50%
01 September 2004	6.75%
01 July 2004	6.50%
01 June 2004	6.25%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
Region	Number	£000's	%
East Anglia	16,268	1,148,756	3.85%
East Midlands	21,503	1,416,088	4.75%
Greater London	67,850	6,546,235	21.96%
North	17,024	948,882	3.18%
North West	44,663	2,709,278	9.09%
Scotland	26,008	1,481,014	4.97%
South East	101,615	9,035,755	30.31%
South West	30,872	2,315,416	7.77%
Wales	18,371	1,068,020	3.58%
West Midlands	26,316	1,707,780	5.73%
Yorkshire and Humberside	24,438	1,412,948	4.74%
Unknown	358	17,402	0.06%
Total	395,286	29,807,574	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	21,172	889,469	2.98%
25.01 - 50.00	91,282	5,605,103	18.80%
50.01 - 75.00	150,820	12,487,944	41.90%
75.01 - 80.00	18,962	1,654,279	5.55%
80.01 - 85.00	23,125	2,127,918	7.14%
85.01 - 90.00	40,344	3,782,512	12.69%
90.01 - 95.00	49,581	3,260,350	10.94%
Total	395,286	29,807,574	100.00%

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Arrears
Band	Number	Principal	Overdue	%
Current	383,965	28,880,806	(3,419)	96.93%
1.00 - 1.99 months	6,019	517,360	4,211	1.74%
2.00 - 2.99 months	2,260	167,287	2,584	0.56%
3.00 - 3.99 months	1,167	88,618	1,964	0.30%
4.00 - 4.99 months	564	41,703	1,191	0.14%
5.00 - 5.99 months	349	27,621	972	0.09%
6.00 -11.99 months	676	52,502	2,655	0.18%
12 months and over	89	6,559	630	0.02%
Properties in Possession	197	12,969	1,361	0.04%
Total	395,286	29,795,425	12,149	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
	Funding	Seller
	£000's	£000's
Balance Brought Forward	14,712,071	15,247,738
Replenishment of Assets	0	1,311,587
Acquisition by Funding	0	0
Distribution of Principal Receipts	0	(1,467,339)
Allocation of Losses	(56)	(57)
Share of Capitalised Interest	1,783	1,847
Payment Re Capitalised Interest	(1,783)	1,783
Balance Carried Forward	14,712,015	15,095,559

Carried Forward Percentage	49.35663%	50.64337%

Minimum Seller Share	1,450,409	4.87%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
	£000's
Brought Forward	928,254
Additional Amounts Accumulated	254,357
Payment of Notes	0
Carried Forward	1,182,611

Target Balance	928,254	payable on 17th January 2006
	254,357	payable on 15th December 2006
	1,182,611

Excess Spread *
Quarter to 15/10/05	0.4882%
Quarter to 15/07/05	0.2536%
Quarter to 15/04/05	0.2725%
Quarter to 15/01/05	0.3015%

*Excess spread is calculated by reference to deferred consideration
(determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the
Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

Reserve Funds	First Reserve	Second Reserve	Funding Reserve
Balance as at 08/12/2005	£264,000,000.00	£0.00	£0.00
Required Amount as at 08/12/2005	£264,000,000.00	£0.00	£0.00
Percentage of Notes	1.66%	0.00%	0.00%

Properties in Possession

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Stock
	Current Period
	Number	£000's
Brought Forward	206	15,217
Repossessed in Period	21	4,568
Sold in Period	(30)	(5,455)
Carried Forward	197	14,330

	Cumulative
	Number	£000's
Repossessed to date	1,034	100,511
Sold to date	(837)	(86,181)
Carried Forward	197	14,330

Repossession Sales Information
Average time Possession to Sale	93	Days
Average arrears at time of Sale	£4,382

MIG Claim Status **
	Number	£000's
MIG Claims made	199	1,396

**On the 14th October 2005, Abbey exercised its right to cancel all relevant MIG policies and therefore, none of the mortgage loans in the portfolio are currently covered by a MIG policy.

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Changes implemented on closing of Holmes Financing No.9 PLC
On the closing of Holmes Financing No 9 plc on 8th December, the following changes were made:
a) First Reserve Fund Required Amount was reduced to £264,000,000
b) Funding Reserve Fund Required Amount was reduced to £Nil
c) In accordance with the transaction documents all amounts in excess of the new First Reserve Fund Required
Amount and Funding Reserve Fund Required Amount were paid to the Seller as deferred consideration
d) Notices for the cancellation of all liquidity facilities, no longer required by the Rating Agencies, were issued
e) Previously proposed changes to the Bank Account trigger events were implemented, whereby the minimum required Fitch short term rating of Abbey as sterling account bank / GIC provider is changed to F1 from F1+
and in the event that Abbey is downgraded below F1 then Abbey's obligations will either need to be guaranteed by a third party rated at least F1 or transferred to a counterparty rated at least F1, within 30 days of the downgrade.
f) The Minimum Seller Share has been increased to mitigate the set-off risks of certain new "cash back" loans

Contact Details
If you have any queries regarding this report please contact the Securitisation Team via

Telephone : +44 (1908) 343232 / 344602 / 343836
Facsimilie : +44 (1908) 343019
Email : Securitisation@Abbey.com

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Notes	Deal	Rating (S&P/Moody's/Fitch)	Outstanding	Reference Rate	Margin
Series 3 Class A1	Holmes Financing No. 1	AAA/Aaa/AAA	£375,000,000	4.58000%	0.26%
Series 3 Class A2	Holmes Financing No. 1	AAA/Aaa/AAA	€ 320,000,000	2.18500%	0.26%
Series 3 Class B	Holmes Financing No. 1	AA/Aa3/AA	£24,000,000	4.58000%	0.45%
Series 3 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£30,000,000	4.58000%	1.60%
Series 4 Class A	Holmes Financing No. 1	AAA/Aaa/AAA	£250,000,000		6.62%
Series 4 Class B	Holmes Financing No. 1	AA/Aa3/AA	£11,000,000	4.58000%	0.62%
Series 4 Class C	Holmes Financing No. 1	BBB/Baa2/BBB	£14,000,000	4.58000%	1.75%
Series 3 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	£375,000,000	4.58000%	0.24%
Series 3 Class B	Holmes Financing No. 2	AA/Aa3/AA	£19,000,000	4.58000%	0.45%
Series 3 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	£25,000,000	4.58000%	1.50%
Series 4 Class A	Holmes Financing No. 2	AAA/Aaa/AAA	€ 500,000,000	2.18500%	0.27%
Series 4 Class B	Holmes Financing No. 2	AA/Aa3/AA	€ 21,000,000	2.18500%	0.50%
Series 4 Class C	Holmes Financing No. 2	BBB/Baa2/BBB	€ 35,000,000	2.18500%	1.60%
Series 3 Class A	Holmes Financing No. 3	AAA/Aaa/AAA	€ 805,000,000	2.18500%	0.24%
Series 3 Class B	Holmes Financing No. 3	AA/Aa3/AA	€ 24,000,000	2.18500%	0.40%
Series 3 Class C	Holmes Financing No. 3	BBB/Baa2/BBB	€ 50,000,000	2.18500%	1.50%
Series 2 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	€ 800,000,000		5.05%
Series 2 Class B	Holmes Financing No. 4	AA/Aa3/AA	€ 35,800,000	2.18500%	0.40%
Series 2 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	€ 53,800,000	2.18500%	1.45%
Series 3 Class A1	Holmes Financing No. 4	AAA/Aaa/AAA	£550,000,000	4.58000%	0.23%
Series 3 Class A2	Holmes Financing No. 4	AAA/Aaa/AAA	$410,000,000	4.15000%	0.23%
Series 3 Class B	Holmes Financing No. 4	AA/Aa3/AA	$34,500,000	4.15000%	0.44%
Series 3 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	$49,500,000	4.15000%	1.30%
Series 4 Class A	Holmes Financing No. 4	AAA/Aaa/AAA	CHF 850,000,000		3.50%
Series 4 Class B	Holmes Financing No. 4	AA/Aa3/AA	£11,000,000	4.58000%	0.43%
Series 4 Class C	Holmes Financing No. 4	BBB/Baa2/BBB	£19,000,000	4.58000%	1.50%
Series 3 Class A 1	Holmes Financing No. 5	AAA/Aaa/AAA	€ 600,000,000		4.25%
Series 3 Class A 2	Holmes Financing No. 5	AAA/Aaa/AAA	£500,000,000	4.58000%	0.23%
Series 3 Class B	Holmes Financing No. 5	AA/Aa3/AA	€ 53,000,000	2.18500%	0.40%
Series 3 Class C	Holmes Financing No. 5	BBB/Baa2/BBB	€ 76,000,000	2.18500%	1.47%
Series 3 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	€ 1,000,000,000	2.18500%	0.24%
Series 3 Class B	Holmes Financing No. 6	AA/Aa3/AA	€ 34,000,000	2.18500%	0.50%
Series 3 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	€ 57,000,000	2.18500%	1.50%
Series 4 Class A 1	Holmes Financing No. 6	AAA/Aaa/AAA	$1,000,000,000	4.15000%	0.24%
Series 4 Class A 2	Holmes Financing No. 6	AAA/Aaa/AAA	CHF 300,000,000		2.50%
Series 4 Class B	Holmes Financing No. 6	AA/Aa3/AA	$40,000,000	4.15000%	0.52%
Series 4 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	$69,000,000	4.15000%	1.55%
Series 5 Class A	Holmes Financing No. 6	AAA/Aaa/AAA	£500,000,000	4.58000%	0.24%
Series 5 Class B	Holmes Financing No. 6	AA/Aa3/AA	£17,000,000	4.58000%	0.52%
Series 5 Class C	Holmes Financing No. 6	BBB/Baa2/BBB	£29,000,000	4.58000%	1.55%
Series 2 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$1,250,000,000	4.15000%	0.15%
Series 2 Class B	Holmes Financing No. 7	AA/Aa3/AA	$37,500,000	4.15000%	0.35%
Series 2 Class C	Holmes Financing No. 7	BBB/Baa2/BBB	$63,750,000	4.15000%	0.80%
Series 3 Class A	Holmes Financing No. 7	AAA/Aaa/AAA	$500,000,000	4.15000%	0.23%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Series 3 Class B	Holmes Financing No. 7	AA/Aa3/AA	£15,000,000	4.58000%	0.50%
Series 3 Class M	Holmes Financing No. 7	A/A2/A	£20,000,000	4.58000%	0.80%
Series 4 Class A 1	Holmes Financing No. 7	AAA/Aaa/AAA	€ 500,000,000	2.18500%	0.26%
Series 4 Class A 2	Holmes Financing No. 7	AAA/Aaa/AAA	£250,000,000	4.58000%	0.26%
Series 4 Class B	Holmes Financing No. 7	AA/Aa3/AA	€ 41,000,000	2.18500%	0.53%
Series 4 Class M	Holmes Financing No. 7	A/A2/A	€ 56,000,000	2.18500%	0.80%
Series 2 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	$1,500,000,000	4.15000%	0.08%
Series 2 Class B	Holmes Financing No. 8	AA/Aa3/AA	$51,000,000	4.15000%	0.17%
Series 2 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	$87,000,000	4.15000%	0.72%
Series 3 Class A	Holmes Financing No. 8	AAA/Aaa/AAA	€ 990,000,000	2.18500%	0.15%
Series 3 Class B	Holmes Financing No. 8	AA/Aa3/AA	€ 34,000,000	2.18500%	0.27%
Series 3 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	€ 57,500,000	2.18500%	0.85%
Series 4 Class A 1	Holmes Financing No. 8	AAA/Aaa/AAA	£900,000,000	4.58000%	0.15%
Series 4 Class A 2	Holmes Financing No. 8	AAA/Aaa/AAA	$500,000,000	4.15000%	0.14%
Series 4 Class B	Holmes Financing No. 8	AA/Aa3/AA	£39,900,000	4.58000%	0.30%
Series 4 Class C	Holmes Financing No. 8	BBB/Baa2/BBB	£68,000,000	4.58000%	0.90%
Series 1 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$1,740,000,000	4.53599%	-0.03%
Series 2 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	$2,175,000,000	4.53599%	0.06%
Series 3 Class A1	Holmes Financing No. 9	AAA/Aaa/AAA	€ 740,000,000	2.50100%	0.10%
Series 3 Class A2	Holmes Financing No. 9	AAA/Aaa/AAA	£400,000,000	4.64000%	0.09%
Series 4 Class A	Holmes Financing No. 9	AAA/Aaa/AAA	£600,000,000	4.64000%	0.09%

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
02Q3	-	703	-	-	352	-	-	-	-
02Q4	-	-	-	-	352	-	-	-	-
03Q1	-	-	750	-	-	-	-	-	-
03Q2	-	-	-	-	-	-	-	-	-
03Q3	600	-	-	-	-	481	-	-	-
03Q4	-	176	-	191	-	481	-	-	-
04Q1	-	176	-	191	-	-	241	-	-
04Q2	-	176	-	191	-	-	241	-	-
04Q3	-	176	-	191	-	-	-	-	-
04Q4	-	-	-	-	698	-	-	-	-
05Q1	-	-	750	-	-	-	-	-	-
05Q2	-	-	-	-	-	801	-	1,001	-
05Q3	650	-	-	-	-	-	-	-	-
05Q4	-	125	-	-	-	-	-	-	-

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6	Holmes 7	Holmes 8	Holmes 9
05Q4	-	-	-	-	-	-	-	-	-
06Q1	-	125	-	-	-	-	803	-	-
06Q2	-	125	-	-	-	-	-	-	-
06Q3	-	125	500	1,340	-	-	-	-	-
06Q4	-	-	-	350	875	-	-	-	-
07Q1	-	-	-	-	-	-	161	812	1,018
07Q2	-	-	-	-	-	634	161	-	-
07Q3	575	-	-	-	-	-	-	-	-
07Q4	-	300	-	-	-	770	-	-	-
08Q1	-	-	-	-	-	-	-	-	-
08Q2	-	-	-	-	-	500	592	221	-
08Q3	-	-	-	-	-	-	-	221	1,272
08Q4	-	-	-	-	-	-	-	221	-
09Q1	-	-	-	-	-	-	-	1,171	-
09Q2	-	-	-	-	-	-	-	-	-
09Q3	-	-	-	-	-	-	-	-	-
09Q4	-	-	-	-	-	-	-	-	-
10Q1	-	-	-	-	-	-	-	-	453
10Q2	-	-	-	-	-	-	-	-	453
10Q3	250	-	-	-	-	-	-	-	600
10Q4	-	-	-	-	-	-	-	-	-

Holmes Financing No 8 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2005 to 09 January 2006

All values are in thousands of pounds sterling unless otherwise stated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 8) PLC

Dated: 17th January 2006	By / s / Karen Carson
(Authorised Signatory)